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As filed with the Securities and Exchange Commission on October 20, 2003

File No. 70-10176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 1
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

E.ON AG
E.ON—Platz 1
40479 Dusseldorf
Germany

E.ON US Investments Corp.
220 West Main Street
Louisville, Kentucky 40202

LG&E Energy Corp.
220 West Main Street
Louisville, Kentucky 40202

(Name of companies filing this statement and addresses of principal executive offices)

E.ON AG

(Name of top registered holding company parent of each applicant or declarant)

Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
Telephone: 011-49-211-4579-388
Facsimile: 011-49-211-4579-610

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Debra J. Schnebel
Michael G. Strohmeier
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

i

        This Amendment No. 1 to the Application-Declaration on Form U-1 filed in this docket on October 14, 2003 is hereby amended and restated in its entirety except for Exhibits A-1, A-2, A-4, B-1 and C filed therewith.

ITEM 1.    DESCRIPTION OF THE PROPOSED TRANSACTION

        A. Introduction and General Request

        In this application (this "Application"), E.ON AG ("E.ON"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), E.ON US Investments Corp. ("EUSIC"), a registered holding company under the Act, and LG&E Energy Corp., a public utility holding company exempt by order under Section 3(a)(1) of the Act ("LG&E Energy" and, together with E.ON, the "Applicants"), request authorization pursuant to Sections 3(a)(1), 6(a), 7, 9(a), 10 and 12(d) of the Act for a reorganization of LG&E Energy that will result in a change of its organizational form from a Kentucky corporation to a Kentucky limited liability company (the "Transaction"). As described more fully below, the Transaction involves the formation of a Kentucky limited liability company as a subsidiary of EUSIC ("New LG&E Energy"), the transfer of substantially all the assets and liabilities of LG&E Energy to New LG&E Energy and the merger of LG&E Energy with New LG&E Energy. Upon the merger of LG&E Energy with New LG&E Energy, New LG&E Energy will be the surviving entity. The Transaction effects, in a tax efficient manner, a change in LG&E Energy's organizational form, but will not result in E.ON directly or indirectly acquiring any new public utility companies or holding companies, utility assets or new businesses.

        B. The Applicants

        E.ON registered as a holding company under the Act on July 1, 2002, as a result of E.ON's acquisition of Powergen Limited, formerly known as Powergen plc ("Powergen"). The Securities and Exchange Commission (the "Commission") approved the acquisition in Holding Company Act Release No. 27539 (June 14, 2002) (the "Acquisition Order"). E.ON owns LG&E Energy, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON's interest in LG&E Energy is held indirectly through several intermediate holding companies. EUSIC is the direct parent of LG&E Energy.

        C. The Transaction Structure

        As noted above, LG&E Energy is a wholly-owned, first tier subsidiary of EUSIC. LG&E Energy proposes to change its organizational form from a Kentucky corporation to a Kentucky limited liability company. In order to accomplish the Transaction under Kentucky law and in a tax-efficient manner, the following successive steps must be completed. First, New LG&E Energy will be formed by EUSIC as a Kentucky limited liability company. The form of New LG&E Energy's Articles of Organization and Operating Agreement are attached hereto as Exhibits A-1 and A-2. At this point, EUSIC will be the sole member of New LG&E Energy.1 Second, LG&E Energy will transfer to New LG&E Energy substantially all of its assets and liabilities, including the stock of LG&E and KU, in exchange for membership interests in New LG&E Energy. Then, pursuant to an agreement and plan of merger (the form of which is attached as Exhibit A-3), LG&E Energy will merge with and into New LG&E Energy (the "Merger"), with New LG&E Energy as the surviving entity and as successor to LG&E Energy. To effect the Merger, New LG&E Energy will file Articles of Merger with the Secretary of State of the Commonwealth of Kentucky. A form of the Articles of Merger is attached hereto as Exhibit A-4. The Merger will be effective upon acceptance of such filing by the Secretary of State of the Commonwealth of Kentucky. Thus, when the Transaction is completed, LG&E Energy will continue to be wholly-owned by EUSIC, with the only substantive change being that LG&E Energy will have changed its organizational form from a Kentucky corporation to a Kentucky limited liability company.

1
According to Section 275.015(8) of the Kentucky Limited Liability Company Act, a Kentucky limited liability company may have one or more members.

        LG&E Energy is exempt from registration under the Act pursuant to Section 3(a)(1) of the Act.2 The proposed Transaction, which effects a change of the organizational structure of LG&E Energy, does not change any of the facts underlying the qualification of LG&E Energy for exemption from registration under the Act pursuant to Section 3(a)(1) of the Act. Thus, Applicants respectfully submit that New LG&E Energy, as the successor to LG&E Energy, qualifies for the exemption from registration under the Act pursuant to Section 3(a)(1) of the Act and requests that the Commission issue an order granting such exemption.

2
The Commission initially granted LG&E Energy's exemption in Holding Co. Act Release No. 26866 (April 30, 1998). The Commission reaffirmed LG&E Energy's exemption under Section 3(a)(1) of the Act in its order authorizing the acquisition of LG&E Energy by Powergen (Holding Co. Act Release No. 27291 (Dec. 6, 2000)) and in its order authorizing the acquisition of Powergen by E.ON (Holding Co. Act Release No. 27539 (June 14, 2002)).

        New LG&E Energy will succeed to LG&E Energy's ownership of LG&E and KU, as well as its nonutility subsidiaries. New LG&E Energy will also be the successor of LG&E Energy with respect to its commitments and authorizations set forth in the Acquisition Order and any and all other orders of the Commission applicable to LG&E Energy.3

3
The authorization sought herein is substantially similar to the authority granted to KeySpan Corporation, Holding Company Act Release No. 27532 (May 29, 2002) (authorizing Eastern Enterprises to change from a Massachusetts business trust into a Massachusetts limited liability company) (the "KeySpan Order"). See also, Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (December 31, 2001) (authorizing Allegheny Energy Supply Company, LLC to reincorporate in Maryland).

ITEM 2.    FEES, COMMISSIONS AND EXPENSES

        The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated at approximately $30,000.

ITEM 3.    APPLICABLE STATUTORY PROVISIONS

        A. Discussion.

        Applicants consider Sections 3(a)(1), 6(a), 7, 9(a)(1), 9(a)(2), 10 and 12(d) of the Act and Rules 43 and 54 promulgated under the Act applicable to the Transaction. Sections 6 and 7 apply to New LG&E Energy's proposed issuance of membership interests to EUSIC and LG&E Energy. Sections 9(a)(1) and 10 and Rules 43 and 54 apply to LG&E Energy's and EUSIC's acquisition of membership interests of New LG&E Energy and the merger of LG&E Energy with and into New LG&E Energy. Sections 9(a)(2) and 12(d) and Rule 43 also apply to the transfer of the securities of LG&E and KU by LG&E Energy to New LG&E Energy. Section 3(a)(1) exempts New LG&E Energy from registration under the Act.

        To the extent that the proposed Transaction is considered by the Commission to require authorization, exemption or approval under any section of the Act or Rules other than those set forth above, request for such authorization, exemption or approval is hereby made.

        B. Sections 6 and 7

        The issuance by New LG&E Energy of its membership interests satisfies the requirements of Section 6(a) of the Act. Section 6(a) prohibits a registered holding company or subsidiary company from issuing or selling any security of such company except in accordance with a declaration effective under Section 7 and with a Commission order permitting such declaration to become effective. Section 7(c)(2)(A) of the Act provides that the Commission shall not permit a declaration regarding the issuance or sale of securities unless it finds that such security is being issued or sold solely to effect a merger, consolidation or other reorganization. The issuance by New LG&E Energy of its membership interests satisfies these requirements.

        Section 7(d) of the Act provides that, if the requirements of Sections 7(c) and 7(g) are satisfied,4 the Commission shall permit a declaration regarding the issuance or sale of a security to become effective unless it makes certain negative findings. Section 7(d) provides that the Commission shall not permit such a declaration to become effective if it finds that (1) the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding system; (2) the security is not reasonably adapted to the earning power of the declarant; (3) financing by the issuance and sale of the particular security is not necessary or appropriate to the economical and efficient operation of the business in which the applicant is lawfully engaged or has an interest; (4) the fees, commissions or other remuneration paid in connection with the issuance and sale of the security are not reasonable; or (5) the terms and conditions of the issuance or sale of the security are detrimental to the public interest or the interests of investors or consumers.

4
Section 7(g) provides that if a state commission or state securities commission that has jurisdiction over any of the acts set forth in Section 6(a) informs the Commission that applicable states laws to the act in question have not been complied with, the Commission shall not permit a declaration regarding the act in question to become effective.

        Applicants submit that none of the negative findings set forth in Section 7(d) may be made with respect to the issuance by New LG&E Energy of its membership interests. The formation of New LG&E Energy facilitates the change of LG&E Energy's organizational form from a Kentucky corporation to a Kentucky limited liability company. The change in LG&E Energy's organizational form to a limited liability company will create a more efficient tax structure and enable the E.ON system to respond to a changing environment. Specifically, the new organizational form is in response to a recent development in Kentucky corporate license tax, whereby the capital of subsidiary companies is subject to the tax, due to a Kentucky judicial decision which rendered KRS 136.071 unconstitutional. The proposed Transaction responds to this change through the creation of a limited liability company that will not otherwise be subject to this multi-million dollar increase in tax. Such change will allow greater flexibility in the capital structure of LG&E Energy on an ongoing basis as capital contributions can be made to New LG&E Energy that will not be subject to the license tax, thereby allowing the E.ON system to be more competitive with other companies in the marketplace.

        C. Sections 9 and 10

        The Transaction involves (i) EUSIC's acquisition of the membership interest of New LG&E Energy,5 (ii) the transfer of substantially all of the assets and liabilities of LG&E Energy, including the securities of LG&E and KU, to New LG&E Energy and (iii) the merger of LG&E Energy with and into New LG&E Energy, with New LG&E Energy being the surviving entity and the owner of LG&E and KU. Section 9(a) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interests in any business. The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Section 10(b), 10(c) and 10(f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.

5
As noted above, EUSIC will acquire 100% of the membership interests of New LG&E Energy upon the formation of New LG&E Energy. LG&E Energy will receive membership interests from New LG&E Energy in exchange for the transfer by LG&E Energy of substantially all of its assets and liabilities to New LG&E Energy. These membership interests in New LG&E Energy acquired by LG&E Energy will be cancelled in the merger of LG&E Energy into New LG&E Energy, leaving EUSIC as the sole owner of New LG&E Energy.

        Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend towards interlocking relations for the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 11; or (ii) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

        None of the negative standards set forth in Sections 10(b) or (c) are implicated by the Transaction. In the Acquisition Order, the Commission examined E.ON's acquisition of Powergen and the indirect acquisition of EUSIC, LG&E Energy, LG&E and KU under Sections 10(b) and (c) and approved the transaction concluding that these provisions were satisfied. There has been no change in the facts presented by the Applicants in the Application-Declaration on Form U-1 in File No. 70-9961 (the "Acquisition Application") that are material to such conclusion. Accordingly, the Transaction satisfies these standards because it will simply be a reorganization effecting a change in LG&E Energy's organizational form and will not involve any direct or indirect acquisition of new public utility securities or assets or businesses not previously held by E.ON or LG&E Energy as approved in the Acquisition Order.

        Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. As described under the heading "ITEM 4. REGULATORY APPROVALS" below, state regulatory approvals could be required for the consummation of the Transaction. LG&E and KU are in the process of preparing the necessary requests and/or filings to be made with each applicable state commission. In addition, the Articles of Merger will be filed with the Secretary of State of the Commonwealth of Kentucky, following approval by the Commission. E.ON, EUSIC, New LG&E Energy and LG&E Energy will comply with all applicable state laws related to effectuating the proposed Transaction.

        D. Section 12(d) and Rule 43

        Section 12(d) makes it unlawful for any registered holding company to sell any security that it owns of any public utility company, in contravention of any rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of the Act. Rule 43 prohibits the sale by any registered holding company or subsidiary thereof of any securities or any other interest in any business, except pursuant to the order of the Commission.

        As part of the Transaction, LG&E Energy will transfer substantially all of its assets and liabilities to New LG&E Energy, prior to the merger of LG&E Energy with and into New LG&E Energy. The Applicants request Commission authorization for the transfer of the securities of LG&E and KU to New LG&E Energy pursuant to Section 12(d) of the Act and Rule 43. Further, pursuant to Rule 43, the Applicants request Commission authorization for the transfer of LG&E Energy's interests in its non-utility subsidiaries to New LG&E Energy. The Applicants have structured the Transaction in order to effect the change in the organizational form of LG&E Energy in the most cost effective and tax efficient manner.

        Although the steps of the transaction require the transfer by LG&E Energy of its interests in its subsidiaries to New LG&E Energy, the proposed Transaction, taken as a whole, will simply effect a change in the organizational form of LG&E Energy. Following the merger, New LG&E Energy, as successor to LG&E Energy, will be in virtually the same position as LG&E Energy prior to the Transaction. Following the merger, New LG&E Energy will be a subsidiary of EUSIC and New LG&E Energy will own the assets, including the securities of LG&E and KU and the securities of the non-utility subsidiaries of LG&E Energy, which LG&E Energy owned prior to the Transaction. As a result, the proposed Transaction would have virtually no impact on the investors or consumers of the E.ON holding company system.

        E. Other Authorizations

        After completion of the Transaction, New LG&E Energy will succeed LG&E Energy as a direct subsidiary of EUSIC, an intermediate holding company. In the Acquisition Order, the Commission confirmed that LG&E Energy would continue to be an exempt holding company under Section 3(a)(1) of the Act and granted LG&E Energy authorizations to engage in certain financings and related transactions. Applicants request that the Commission confirm that New LG&E Energy, as the successor of LG&E Energy, will continue to be an exempt holding company under Section 3(a)(1) of the Act after the Transaction is completed and succeed to the authorizations granted to LG&E Energy pursuant to the Acquisition Order and any and all other orders of the Commission applicable to LG&E Energy.6

6
See the KeySpan Order referenced in footnote 3 above.

        F. Rule 54

        Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators, as defined in Section 32(a) of the Act ("EWGs"), or foreign utility companies, as defined in Section 33(a) of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. E.ON satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

        As of June 30, 2003, E.ON's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $12.5 billion. This amount is within the authorization granted to E.ON in the Acquisition Order. In the Acquisition Order, the Commission authorized E.ON to invest up to $25 billion, plus an additional $35 billion from proceeds of divestments, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding E.ON's capitalization since the Acquisition Order was issued.

        At June 30, 2003, E.ON's common equity as a percentage of capitalization was 53.8%. The common equity ratios of LG&E and KU as of June 30, 2003 were 46.8% and 53.6%, respectively.

        LG&E and KU and their respective customers will not be adversely impacted by the requested relief. The authorization requested in this Application will have no affect on the consolidated capitalization or retained earnings of E.ON, LG&E Energy, LG&E or KU. The requested authorization will not have a material adverse effect on the financial integrity of the E.ON system, or an adverse impact on E.ON's public-utility subsidiaries, their customers or the ability of the state commissions to protect the utility customers within their respective states.

        E.ON currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the E.ON's system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

ITEM 4.    REGULATORY APPROVALS

        LG&E is subject to regulation by the Kentucky Public Service Commission (the "Kentucky Commission"). KU is subject to regulation by the Kentucky Commission, the Virginia State Corporation Commission (the "Virginia Commission") and the Tennessee Regulatory Authority (the "Tennessee Commission"). LG&E and KU intend to seek confirmation from the Kentucky Commission that its approval of the Transaction is not necessary. KU proposes to seek approval of the Transaction or, alternatively, for a disclaimer of jurisdiction over the Transaction, from the Virginia Commission and the Tennessee Commission. LG&E and KU are in the process of preparing the necessary papers and expect to submit them to the applicable state commissions during October. It is expected that LG&E and KU will receive responses from each of the state commissions within 30-60 days of the date of the filings.

        In addition, to effect the merger of LG&E Energy with and into New LG&E Energy, the Articles of Merger will be filed with the Secretary of State of the Commonwealth of Kentucky, following approval by the Commission.

        Since the transaction involves a transfer of LG&E and KU, the Transaction also may require the approval of the FERC under Section 203 of the Federal Power Act. Applicants intend to file an application with the FERC for such approval or, alternatively, for a disclaimer of jurisdiction over the Transaction.

        Except as set forth above and other than the approval of the Commission, no other federal or state regulatory approvals are required for the Transaction.

ITEM 5.    PROCEDURE

        Applicants respectfully request that the Commission proceed forthwith to issue a notice with regard to the transaction proposed herein and that it issue an order granting the application as soon after the conclusion of the notice period as is practicable.

        Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the application and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS

        Exhibits

Exhibit No.	Description of Document
A-1	Form of Articles of Organization of New LG&E Energy (previously filed)
A-2	Form of Operating Agreement of New LG&E Energy (previously filed)
A-3	Form of Agreement and Plan of Merger (revised)
A-4	Form of Articles of Merger (previously filed)
B-1	Opinion of Counsel (previously filed)
B-2	Past-tense Opinion of Counsel (to be filed pursuant to Rule 24)
C	Form of Notice (previously filed)

        Financial Statements

Exhibit No.	Description of Document
FS -1.1	Consolidated Balance Sheet of E.ON as of December 31, 2002 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2002, File No. 1-14688)
FS-1.2	Consolidated Statement of Income of E.ON for the year ended December 31, 2002 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2002, File No. 1-14688)
FS-1.3	Consolidated Balance Sheet of E.ON as of June 30, 2003 (incorporated by reference to E.ON's Form 6-K filed on August 14, 2003, File No. 1-14688)
FS-1.4	Consolidated Statement of Income of E.ON for the quarter ended June 30, 2003 (incorporated by reference to E.ON's Form 6-K filed on August 14, 2003, File No. 1-14688)

        Applicants request a waiver of the requirement to provide pro forma financial statements because the Transaction simply involves LG&E Energy's conversion from a corporation to a limited liability company that will not require a pro forma adjustment to E.ON's books.

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS

        The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 20, 2003	E.ON AG
	By:	/s/ HEINRICH MONTAG
	Name:	Heinrich Montag
	Title:	Executive Vice President
	By:	/s/ GUNTRAM WUERZBERG
	Name:	Guntram Wuerzberg
	Title:	Vice President General Legal Affairs
E.ON US INVESTMENTS CORP.
	By:	/s/ S. BRADFORD RIVES
	Name:	S. Bradford Rives
	Title:	Chief Financial Officer
LG&E ENERGY CORP.
	By:	/s/ S. BRADFORD RIVES
	Name:	S. Bradford Rives
	Title:	Chief Financial Officer

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